SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Exa Corporation

(Name of Subject Company)

3DS Acquisition 3 Corp.,

Dassault Systemes Simulia Corp.

and

Dassault Systèmes S.E.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

300614500

(CUSIP Number of Class of Securities)

Florian Simon

Dassault Systèmes S.E.

10 rue Marcel Dassault, CS 40501

78946 Vélizy-Villacoublay Cedex

France

Telephone:  + 33 1 61 62 61 62

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone:  (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by 3DS Acquisition 3 Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), which is an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”) and the ultimate parent of Parent and Purchaser, pursuant to General Instruction D to Schedule TO related to a planned tender offer for all of the outstanding shares of common stock, $0.001 par value of Exa Corporation (“Exa”) pursuant to an Agreement and Plan of Merger, dated as of September 27, 2017, by and among Parent, Purchaser and Exa.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of Exa’s common stock described in this announcement has not commenced.  At the time the tender offer is commenced, Dassault Systèmes will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and Exa will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer.  The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer.  Those materials and all other documents filed by, or caused to be filed by, Dassault Systèmes with the SEC will be available at no charge on the SEC’s website at www.sec.gov.  The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to Dassault Systèmes, Attention: Investor Relations at +33 1 61 62 69 24.  The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from Exa under the “Investor Relations” section of Exa’s website at http://investor.exa.com/.

Forward-looking Statements

The foregoing communication may contain forward-looking statements.  These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Dassault Systèmes, are difficult to predict and may cause actual outcomes to differ significantly from any future outcome expressed or implied in the forward-looking statements in this communication.  While Dassault Systèmes believes that the assumptions made and the expectations reflected in this material are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect.  The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions.  These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause Dassault Systèmes’s actual results or ratings to differ materially from those assumed hereinafter.  Dassault Systèmes undertakes no obligation to update or revise the forward-looking statements in this material whether as a result of new information, future events or otherwise.

Item 12.                                                  Exhibits.

(a)(5)(A)                                                 Press release issued by Dassault Systèmes on September 28, 2017.

(a)(5)(B)                                                 Transcript of investor conference call on September 28, 2017.